UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: January 9, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK LTD. AND BISTEL INC. HAVE PARTNERED TO LAUNCH A
COMPREHENSIVE YIELD MANAGEMENT SOLUTION

MIGDAL HAEMEK, Israel & Seoul, Korea – January 9, 2017 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), and BISTel Inc. today announced a technology partnership.  Under the agreement signed by the parties, Camtek will include BISTel’s software solutions as part of its Yield Management Solution (YMS) product portfolio. This new integrated yield management solution will include BISTel’s advanced data analytic solutions, which will provide a powerful tool to perform data mining, data analysis, and root cause analysis in the semiconductor manufacturing industry. The Company expects to start generating revenues from this software offering already this year.

Ramy Langer, Vice President and Head of Camtek's Semiconductor Division, commented, “We have partnered with BISTel to provide our customers superb yield management solution that meets the semiconductor industry’s standards and provides Advanced Data Mining functions that can automatically identify root causes from a huge data set and analyze the results.”

Continued Mr. Langer: “We have chosen BISTel’s platform that has unique capabilities, such as supporting a huge variety of data sources in the modern production environment for robust cause-and-effect analysis and advanced map analysis for automatic detection, classification, and quantification of systematic patterns of wafer maps and cross processes. We are confident that together with BISTel’s products and support we will be able to provide existing and new customers with greater ability to enhance their process control and yield management.”

WK Choi, CEO of BISTel, added, “As an established leader in Yield management and Process Control Software in the semiconductor industry, BISTel’s advanced data analytic capabilities will perfectly complement Camtek’s product offerings to provide customers one of the most comprehensive Yield Management Solutions in the market.”

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

ABOUT BISTEL INC.
BISTel, Inc. is a world-class provider of Manufacturing Intelligence solutions and services for manufacturers worldwide.  Founded in year 2000, BISTel has helped numerous customers improve productivity, reduce costs, and achieve their business goals with innovative products and exceptional customer service.

BISTel’s best-in-class PeakPerformance™ EES (Equipment Engineering System) and data analytic products have been widely deployed in a number of industries around the globe.   Leveraging its domain expertise and years of experience in manufacturing intelligence, BISTel has continued to innovate with new technologies and products to address the ever-changing demands of manufacturers.

BISTel is fully focused and committed to achieving its “converging intelligence” vision, and to continuing to provide its customers with the highest level of support and innovation in order to maximize success in the ever-evolving environment of manufacturing modernization.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.